FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


   (Mark One)

    [X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2003

                                      OR

    [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                       Commission file number:  1-13923



                       WAUSAU-MOSINEE PAPER CORPORATION
                          SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                       WAUSAU-MOSINEE PAPER CORPORATION
                            1244 KRONENWETTER DRIVE
                            MOSINEE, WI 54455-9099
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       WAUSAU-MOSINEE PAPER CORPORATION


                          SAVINGS AND INVESTMENT PLAN


TABLE OF CONTENTS


                                                                          PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits for the

     Years Ended December 31, 2003 and 2002                                 2

 Statements of Changes in Net Assets Available for Benefits for the

     Years Ended December 31, 2003 and 2002                                 3

 Notes to Financial Statements                                             4-9

SUPPLEMENTAL SCHEDULE -

 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
     (Held at End of Year)

     December 31, 2003                                                     10


 Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


  To the Wausau-Mosinee Paper Corporation
  Savings and Investment Plan
  Mosinee, Wisconsin:

We have audited the accompanying statements of net assets available for benefits of Wausau-Mosinee Paper Corporation Savings and Investment Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP


June 25, 2004

WAUSAU-MOSINEE PAPER CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002


                                                         2003           2002
ASSETS:
  Cash and cash equivalents                         $    177,634        $70,669
  Investments                                        168,908,662    134,876,939

  Receivables:
    Employer                                              92,899         79,779
    Participants                                         180,512        113,458
    Accrued income                                       137,169        159,963
Other receivables                                         57,908             --

           Total receivables                             468,488        353,200

           Total assets                              169,554,784    135,300,808

LIABILITIES:
  Other liabilities                                           --        145,328

           Total liabilities                                  --        145,328

NET ASSETS AVAILABLE FOR BENEFITS                   $169,554,784   $135,155,480

See notes to financial statements.

WAUSAU-MOSINEE PAPER CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                                            2003                 2002
ADDITIONS:

  Net appreciation (depreciation) in fair value of investments          $25,884,612        $(24,675,452)
  Contributions:
    Employer                                                              2,622,928           2,548,188
    Participants                                                          9,987,650           9,912,228
    Participant rollovers                                                   135,796             299,393

           Total contributions                                           12,746,374          12,759,809

Interest income                                                           1,893,960           1,755,068
Dividend income                                                             363,554             366,843

           Total additions                                               40,888,500          (9,793,732)

DEDUCTIONS:
   Distributions to participants                                          6,394,359           8,269,827
  Administrative expenses                                                    94,837             115,604

           Total deductions                                               6,489,196           8,385,431

NET INCREASE (DECREASE)                                                  34,399,304         (18,179,163)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                     135,155,480         153,334,643

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                          $169,554,784        $135,155,480

See notes to financial statements.

WAUSAU-MOSINEE PAPER CORPORATION
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002


1.  PLAN DESCRIPTION

    The following brief description of the Wausau-Mosinee Paper Corporation Savings and Investment Plan (the "Plan") is provided for general information purposes only. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401 of the Internal Revenue Code ("IRC"). Participants should refer to the Plan document for more complete information.

    An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee's classification and his or her employment date.

    General - The Plan was established on January 1, 1988. It is a defined contribution plan that covers all full-time salaried, non-union hourly, and all collectively bargained common law employees of Wausau-Mosinee Paper Corporation and its subsidiaries (the "Company").

    Contributions - Participants are allowed to contribute up to 16% of their gross annual compensation, as defined in the Plan document. Contributions are subject to certain limitations.

    The Plan allows participants to rollover distributions from another employer's retirement plan or an annuity contract as contributions, subject to certain restrictions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is eligible for rollover under the IRC. These deposits are not subject to the contribution limitations under the IRC. The Company does not match these contributions.

    Non-Bargained Employees - The Company currently matches non-bargained participant contributions at a rate of $0.50 for every $1.00 contributed on the first 3% and $.35 for every $1.00 contributed on the second 3%, up to 6% of a participant's annual compensation as defined in the Plan.

    The Plan allows the Board of Directors to determine a discretionary matching contribution to be made for participants employed on the last day of the year or who terminated employment during the year due to death, retirement on or after attainment of age 55, or disability. There were no discretionary matching contributions for the years ended December 31, 2003 and 2002.
                                       -4-
    Bargained Employees - The Company matching contribution differs by collective bargaining unit. Bargained employees of certain collective bargaining units do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any collective bargaining unit was $2.03 per $1.00 contributed up to 3% of a participant's annual gross compensation.

    Participant Accounts - Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

    Investment Options - The Plan allows participants to direct the investment of all contributions and related earnings among various mutual funds, various pooled equity and fixed income funds and a Company common stock fund consisting of common stock of the Company and short-term, interest bearing instruments.

    Allocation of Investment Income (Loss) - Each participant's account is allocated investment income (loss) based upon the specific investment options chosen and in the proportion that an individual participant's account balance bears in relation to total account balances under the Plan.

    Vesting - Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company's matching contributions, plus actual earnings/losses thereon is based on years of service and the participant's employment status as either non-bargained or bargained.

    Non-bargained participants are fully vested in the Company's contributions after three years of vesting service, or at the rate of 33 1/3% per year of service. Bargained participants vest in the Company's matching contributions according to varying vesting schedules depending on the terms of the applicable collective bargaining agreement. A year of vesting service consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

    Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

    Payment of Benefits - On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant, or a named beneficiary, based on the participant's elected payment method. The payment options available are lump-sum or periodic payments. A nontransferable annuity optional form of benefit was available prior to October 1, 2002.
                                       -5-
    Forfeitures - Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company's contribution. These forfeitures are used to reduce future Company contributions. Certain forfeitures relating to the Mosinee Thrift Plan prior to January 1, 1999 are allocated to certain participant accounts in accordance with the Plan document. The amount of forfeitures available at December 31, 2003 and 2002 was $369,456 and $368,131, respectively.

    Participant Loans - Participants may borrow from their accounts. Loan transactions are treated as a segregated investment of the participant's account. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 4.00% to 10.50%. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan, unless the borrower elects to continue making repayments in accordance with the promissory note evidencing the loan.

    Plan Expenses - Recordkeeping and account access fees are charged to participants at a cost of $10 per participant. Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to Plan participants based on their respective account balances in certain funds. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

    Plan Termination - Although it has not expressed any intent to do so, Wausau-Mosinee Paper Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

    Benefits - Benefits are recorded when distributed. The amount of benefit payments requested in 2003 that were distributed in 2004 was $398,428. All benefit payments requested in 2002 were distributed in 2002.

    Investment Valuation and Income Recognition - The Plan's various mutual fund and company stock investments are carried at fair value which represents the quoted market
                                       -6-
    values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the M&I Stable Principal Fund are stated at contract value which approximates fair value.

    Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

    Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

    Net appreciation and depreciation in fair value of investments on the statements of changes in net assets available for benefits includes both unrealized appreciation or depreciation and realized gains and losses. Interest and dividends are identified separately.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

3.  INVESTMENTS

    The following represents a summary of the fair value of investments at December 31, 2003 and 2002. Investments that individually represent 5% or more of the Plan's net assets available for benefits are separately identified.

                                                                  ASSET FAIR VALUE
                                                                2003           2002
INVESTMENTS AT FAIR VALUE AS DETERMINED
  BY QUOTED MARKET PRICE
Common/collective trusts:
  Northern Capital Management Fund,
     2,935,084 and 2,995,358 shares, respectively         $ 32,122,882  $  26,592,928
  Wausau-Mosinee Common Stock Fund,
     492,480 and 619,086 shares, respectively                6,798,430      6,994,381

           Total common/collective trusts                   38,921,312     33,587,309

Pooled separate accounts                                     5,895,261      4,621,599

Registered investment companies:
  ABN AMRO/Chicago Capital Growth Fund,
    566,640 and 603,211 shares, respectively                12,449,076     10,900,025
  Brandywine Blue Chip Fund,
    482,722 and 477,972 shares, respectively                11,498,429      8,799,471
  Thompson Plumb Growth Fund,
     281,897 and 240,162 shares, respectively               12,936,266      8,384,066
  Vanguard 500 Admiral Fund,
     103,701 and 81,121 shares, respectively                10,648,008             --
  Other                                                     33,292,884     26,009,557

           Total registered investment companies            80,824,663     54,093,119

INVESTMENTS AT ESTIMATED VALUE

Participant loans                                            2,616,778      2,348,625

INVESTMENTS AT CONTRACT VALUE

Investment contracts between financial institutions -
  M&I Stable Principal Fund,
    40,650,648 and 40,226,287 shares, respectively          40,650,648     40,226,287

TOTAL INVESTMENTS                                        $ 168,908,662   $134,876,939

    During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                 NET CHANGE IN
                                                                  FAIR VALUE
                                                               2003            2002
      INVESTMENTS AT FAIR VALUE DETERMINED
      BY QUOTED MARKET PRICE:
      Common/collective trusts                            $  7,460,919   $  (9,023,058)
      Pooled separate accounts/investment contract           1,029,551        (644,032)
      Registered investment companies                       17,394,142     (15,008,362)
                                                          $ 25,884,612   $ (24,675,452)

1.  INVESTMENT CONTRACT

    In 2003 and 2002, the Plan maintained an investment contract with Marshall & Ilsley Trust Company ("M&I"). Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by M&I. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by M&I. Contract value represents contributions made under the contract plus earnings, less plan withdrawals and administrative expenses. The average yield and crediting interest rates on the contract were 4.33% and 4.11%, respectively, for the year ended December 31, 2003 and 4.93% and 5.23% for the year ended December 31, 2002, respectively. The basis and frequency of determining the crediting interest rate is done on a daily basis. There were no guarantees or limitations on the contract at December 31, 2003 and 2002.

5.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC.

6.  RELATED PARTY TRANSACTIONS

    The Plan invests in Company common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

WAUSAU-MOSINEE PAPER CORPORATION
SAVINGS & INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS HELD FOR
INVESTMENTS PURPOSES
DECEMBER 31, 2003

                                           DESCRIPTION OF INVESTMENT
                                           INCLUDING MATURITY DATE,                  NUMBER
IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST, COLLATERAL,             OF SHARES/       FAIR
LESSOR OR SIMILAR PARTY                    PAR OR MATURITY VALUE                     PAR VALUE        VALUE
Marshall & Ilsley Trust Company*           Common/collective trust
                                           - Northern Capital Management Fund        2,935,084    $32,122,882
Marshall & Ilsley Trust Company*           Common/collective trust
                                           - Wausau-Mosinee Common Stock Fund          492,480      6,798,430
Marshall & Ilsley Trust Company*           Pooled separate account
                                           - M&I Aggressive Balanced Portfolio Fund     52,288      1,248,499
Marshall & Ilsley Trust Company*           Pooled separate account
                                           - M&I Moderate Balanced Portfolio Fund      122,710      2,549,452
Marshall & Ilsley Trust Company            *Pooled separate account
                                           - M&I Diversified Stock Portfolio Fund       82,477      2,097,310
Marshall & Ilsley Trust Company            *Pooled separate account
                                           - M&I Stable Principal Fund              40,650,648     40,650,648
AIM Small Cap Growth Fund                  Registered investment company
                                           - AIM Small Cap Growth Fund                  31,343        805,821
Artisan International Fund                 Registered investment company
                                           - Artisan International Fund                425,783      8,051,563
Brandywine Blue Chip Fund                  Registered investment company
                                           - Bradywine Blue Chip Fund                  482,722     11,498,429
ABN AMRO/Chicago Capital                   Registered investment company
  Growth Fund                              - ABN AMRO/Chicago Capital Growth Fund      566,640     12,449,076
Fidelity Advisor Equity Income Fund        Registered investment company
                                           - Fidelity Advisor Equity Income Fund       152,228      3,935,092
MFS Mid Cap Growth Fund                    Registered investment company
                                           - MFS Mid Cap Growth Fund                   784,215      6,124,720
Marshall Mid Cap Value Fund                Registered investment company
                                           - Marshall Mid Cap Value Fund               187,204      2,585,282
Royce Opportunity Fund                     Registered investment company
                                           - Royce Opportunity Fund                    531,916      6,409,586
Thompson Plumb Balanced Fund               Registered investment company
                                           - Thompson Plumb Balanced Fund              289,136      5,380,820
Thompson Plumb Growth Fund                 Registered investment company
                                           - Thompson Plumb Growth Fund                281,897     12,936,266
Vanguard 500 Index Fund                    Registered investment company
                                           - Vanguard 500 Index Fund                   103,701     10,648,008
Participant Loans*                         Rate during year 4.0% - 10.5%             2,616,778     $2,616,778

Total assets (held at end of year)                                                 168,908,662   $168,908,662

* Party-in-interest.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Wausau-Mosinee Paper Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    WAUSAU-MOSINEE PAPER CORPORATION
                                    EMPLOYEE BENEFITS COMMITTEE



DATE: June 28, 2004                 By:    STUART R. CARLSON
                                           Stuart R. Carlson
                                           Chairman
                                       -11-

                                 EXHIBIT INDEX
                                      TO
                                   FORM 11-K
                                      OF
                       WAUSAU-MOSINEE PAPER CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                     FOR THE YEAR ENDED DECEMBER 31, 2003
                 Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. Section 232.102(d))



Exhibit 23.1       Consent of Deloitte & Touche LLP
                                       -12-